November 8, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Karen Ubell

RE:

Bazi International, Inc.

Registration Statement on Form S-1

Filed August 31, 2010

File No. 333-169130

Dear Ms. Ubell:

We thank you for your comment letter dated September 21, 2010 (the “Comment Letter”) addressed to Bazi International, Inc. (the “Company”) with respect to the Registration Statement on Form S-1 of the Company, filed August 31, 2010 (the “Registration Statement”). The following is in response to comments 2 through 8 and 10 through 12 of the Staff’s Comment Letter. As you know, per your request we filed a separate letter addressing questions 1 through 9 on October 20, 2010.For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Capitalized terms used in this letter but not defined are intended to have the meanings ascribed to them in the Registration Statement.

As discussed in our letter of October 20, 2010, the Company sold an additional $84,500 in aggregate principal amount of 10% Senior Secured Convertible Notes (the “Convertible Notes”) on October 1, 2010, after the Registration Statement was initially filed, in the closing of the over-allotment option with respect to the private placement that necessitated the Registration Statement (the “Private Placement”). The Company will include the requisite disclosures regarding this over-allotment closing in future amendments to the Registration Statement. In order to avoid confusion, however, we have not included the additional shares sold pursuant to the over-allotment in our responses to the Staff’s comments.

In addition, in the time since our previous letter, John Thomas Financial, Inc. (“JTF”), who acted as the placement agent in the Private Placement, has asked us to remove from the Registration Statement the 2,500,000 shares of common stock issued to JTF in connection with the Private Placement (the “JTF Shares”), as JTF has waived its right pursuant to the Registration Rights Agreement between the Company, JTF and the holders of the Convertible Notes (the “Registration Rights Agreement”) to have such shares registered. We will therefore reduce the total number of shares we seek to register through the Registration Statement from 26,858,500 shares to 24,358,500 shares, and we will not include JTF as a selling stockholder in our responses to the Staff’s comments below or in future amendments to the Registration Statement.

General

1.

We note that you are registering the resale of 26,858,500 shares, of which 24,358,500 represent shares underlying convertible notes. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•

The number of selling stockholders and the percentage of the overall offering made by each of the selling stockholders;

•

The date on which and the manner in which the selling stockholders received the shares and/or the overlying securities;

•

The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•

Any relationships among the selling stockholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from each selling stockholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholder and/or its affiliates in fees or other payments;

•

The discount at which the selling stockholders will purchase the common stock underlying the convertible notes upon conversion or exercise; and

•

Whether or not the selling stockholders are in the business of buying and selling securities.

Response:  This comment was addressed in our letter dated October 20, 2010.

Dollar Value of Underlying Securities

2.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the Convertible Notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response:  The Registration Statement will be amended to contemplate the registration, for resale, of a total of 24,358,500 shares of common stock (after deducting the JTF Shares), consisting of (i) 15,127,218 shares issuable upon conversion of Convertible Notes outstanding as of the date of the Registration Statement and (ii) 9,231,282 shares (the “PIK Shares”) that are potentially issuable in the future as interest paid in kind in lieu of cash interest payments under the outstanding Convertible Notes (“PIK Notes”), assuming that all future interest payments are made in PIK Notes and that all Convertible Notes and PIK Notes are converted at maturity. The total value of the common stock issuable or potentially issuable upon conversion of Convertible Notes is $4,707,530.

	Date of Closing	Market Price on Date of Closing(1)	Shares Issuable upon Conversion of Convertible Notes	Shares Issuable upon Conversion of PIK Notes	Total Potentially Issuable	Aggregate Dollar Value
First Closing	March 5, 2010	$0.20	8,453,258	5,016,833		$2,694,018.00
Second Closing	June 7, 2010	$0.15	3,340,633	2,115,623		$818,438.40
Third Closing	July 2, 2010	$0.22	3,333,327	2,098,826		$1,195,073.60
TOTAL

 (1)

Based on the closing prices of the Company’s common stock on the Over-the Counter Bulletin Board on each respective closing date.

The value of these shares was calculated based on the market value of all common stock issuable or potentially issuable under each Convertible Note as of the date of the original issuance for such Convertible Note. Please note, however, that the PIK Notes are not currently outstanding and are only potentially issuable from time to time over the five-year term of the Convertible Notes. Further, the PIK Notes are only issuable if and to the extent that the holders of a majority of the aggregate principal amount of outstanding Convertible Notes elect to receive interest payments due under the Convertible Notes in kind for cash interest payments. The number of PIK Shares noted above assumes that all PIK Notes will be issued in kind, which would total approximately $1,420,259 over the term of the Convertible Notes.

We would prefer not to include this additional disclosure in the amended Registration Statement because the information necessary to make these calculations is already available for those shareholders who find it useful, and by including this supplemental analysis we may give undue weight to calculations that are not necessarily material. However, we are willing to include the additional disclosure if the Staff feels that its inclusion would be beneficial to investors.

Payments to the Investor and Affiliates

3.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes in each of the First Closing, Second Closing and Final Closing and, in the aggregate, from the Note Financing and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

Response:  In connection with the Private Placement, the Company made cash payments consisting of commissions and expense reimbursements and issued the JTF Shares to JTF as placement agent. However, as discussed above, JTF has elected to waive its right under the Registration Rights Agreement to have the JTF Shares registered, and therefore is no longer a selling shareholder under the Registration Statement. No other selling stockholders or their affiliates received payments in connection with the Private Placement, nor did any selling stockholder or its affiliates receive any payments in connection with the secondary offering that is the subject of the Registration Statement (the “Offering”).

The table below sets out the aggregate cash value of the interest payments payable under the Convertible Notes to each selling stockholder.

Selling Stockholder	Total Due at Maturity	Original Principal Amount	Total Interest Payments for Entire Term
Samuel Arpino	$ 40,941.78	$ 25,000.00	$ 15,941.78
Pete Ballos	40,941.78	25,000.00	15,941.78
Charles Chief Boyd	20,470.88	12,500.00	7,970.88
Martin Brennan	24,565.07	15,000.00	9,565.07
Timothy Burford	409,417.70	250,000.00	159,417.70
Daniel Derrico	81,883.54	50,000.00	31,883.54
Roger Fenstad	24,565.07	15,000.00	9,565.07
Robert Fielitz	40,941.78	25,000.00	15,941.78
Peter Francis	29,478.10	18,000.00	11,478.10
Joseph Gibson	24,565.07	15,000.00	9,565.07
Ralph W Gitz	327,534.16	200,000.00	127,534.16
Peter Malo	81,883.54	50,000.00	31,883.54
Roger Marchman	24,565.07	15,000.00	9,565.07
Paul Ponte	24,565.07	15,000.00	9,565.07
Scott Razzano	24,565.07	15,000.00	9,565.07
Steven Rosdal	40,941.78	25,000.00	15,941.78
Douglas Schmidli	16,376.71	10,000.00	6,376.71
Billy Shurley	24,565.07	15,000.00	9,565.07
Integrated Control Systems	253,838.96	155,000.00	98,838.96
Grogan Living Trust	81,883.54	50,000.00	31,883.54
Carl Casserta	299,266.51	182,540.00	116,726.51
Richard Molinsky	82,758.15	50,479.00	32,279.15
Stephen D. Barnes	24,553.17	15,000.00	9,553.17
Timothy Burford	245,531.84	150,000.00	95,531.84
Donald Fauth	16,368.80	10,000.00	6,368.80
Ralph Gitz	81,843.95	50,000.00	31,843.95
William R. Lefever	81,843.95	50,000.00	31,843.95
Andrew Naziris	32,737.58	20,000.00	12,737.58
Michael Brody Pettit	245,531.84	150,000.00	95,531.84
Alex Stanyek	24,553.17	15,000.00	9,553.17
Gary Vonglinow	24,553.17	15,000.00	9,553.17
Charles Weir	16,368.80	10,000.00	6,368.80
Dozier Williams	24,553.17	15,000.00	9,553.17
Flushing 4424 Supermarket	137,705.27	84,500	53,205.27
Cosimo Cagesse	105,927.14	65,000	40,927.14
Steven Mele	36,667.08	22,500	14,167.08
Edward Kimmelman	40,741.20	25,000	15,741.20
Herminio Correia	16,296.48	10,000	6,296.48
Larry Gershman	16,296.48	10,000	6,296.48
Grogan Living Trust	81,482.41	50,000	31,482.41
Gary Stout	16,296.48	10,000	6,296.48
James Mitchell	24,444.72	15,000	9,444.72
Thomas Warden	24,444.72	15,000	9,444.72
Kent Middleton	17,111.29	10,500	6,611.29
Philip Guinn	16,296.48	10,000	6,296.48
Charles Chief Boyd	8,148.23	5,000	3,148.23
Michael Brody Pettit	158,890.71	97,500	61,390.71
Juan Rangel	24,444.72	15,000	9,444.72
James Reinstein	40,741.20	25,000	15,741.20
Alex Stanyek	24,444.72	15,000	9,444.72
Michael Grubman	8,148.23	5,000	3,148.23
Dozier Williams	16,296.48	10,000	6,296.48
TOTAL	$3,653,777.88	$2,233,519.00	$1,420,258.88

We would prefer not to include this additional disclosure in the amended Registration Statement because it involves a simple calculation based on information we have already disclosed. However, we do intend to make sure that shares potentially issuable under the PIK Notes are adequately explained and broken out in footnotes to the Selling Shareholder table in the Registration Statement. We hope this will address the Staff’s comment on this issue.

The net proceeds to the Company from the sale of the Convertible Notes in each Closing after deducting commissions and expenses paid to JTF and its affiliates or any person with whom JTF has a contractual relationship regarding the transaction, but before deducting any other expenses of the Offering, is set forth below.

Closing	Gross Proceeds	Commission and Expenses	Net Proceeds
First Closing	$ 1,233,519.00 (1)	$ 159,965.00	$ 1,073,554.00
Second Closing	500,000.00	75,000.00	425,000.00
Third Closing	500,000.00	615,000.00(2)	(115,000.00)
TOTAL	$ .00	$ 849,965.00	$ 1,383,554.00

(1)

Includes a total of $233,019 in principal and interest under outstanding Bridge Notes which were exchanged for Convertible Notes in the First Closing.

(2)

Includes the JTF Shares, valued at $0.22 per share, which was the market price on the date of the Third Closing, when the shares were issued.

The net proceeds from the Over-Allotment Closing, after deducting commissions and expenses paid to JTF and its affiliates but before deducting any other expenses of the offering, were $78,585.

Other than with respect to the payments made in connection with the Over-Allotment Closing as disclosed above, we have no other commitments to make payments to any of the selling stockholders in the year following the final closing. Notwithstanding the foregoing, we may be required to make certain payments to the selling stockholders and their affiliates in the first year following the Final Closing if we are in default under the Convertible Notes and/or the Registration Rights Agreement. Under the Convertible Notes, if we are in default under the Convertible Notes, interest will accrue at a penalty rate of 13% until the default is cured or waived. Under the Registration Rights Agreement, we are required to have the Registration Statement declared effective no later than 120 days from the date of filing of the Registration Statement with the Securities and Exchange Commission. If we do not meet this deadline, we are required to issue an aggregate of two percent (2%) of the issued and outstanding common stock of the Company, on a fully-diluted basis, for each 30-day period of delay (prorated for any period less than 30 days) to the selling stockholders.

We would prefer not to include this additional disclosure in the amended Registration Statement because it involves a simple calculation based on information we have already disclosed. While we understand that this information may be relevant to the Staff’s determination of whether the Offering constitutes a primary or secondary offering, we do not believe that it would be material or useful to current or potential investors.

Potential Profits on Conversion

4.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

-

the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

-

the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

▪

if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

▪

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

-

the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

-

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

-

the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive; and

-

the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:  The following table contains the requested disclosure.

	Market Price per Share on Date of Sale	Conversion Price	Total Shares Underlying Notes	Combined / Total Market Price	Total Possible Shares Selling Stockholders May Receive(1)	Combined Conversion Price	Total Possible Discount to Market Price
	A	B	C	D (A x C)	E	F (B x E)	G (F – D)
First Closing	$0.20	$0.15	8,453,258	$ 1,690,651.60	13,470,091	$ 2,020,513.65	$ 329,862.05
Second Closing	0.15	0.15	3,340,633	500,000.00	5,456,256	818,438.40	318,438.00
Third Closing	0.22	0.15	3,333,327	733,331.94	5,432,153	814,822.95	81,491.01
TOTAL				$		$ .00	$

(1)

This assumes that that all Convertible Notes issued at the Closings are held to maturity in 2015 and that all interest under the Convertible Notes is paid in PIK Notes, which are also held to maturity. The PIK Notes are not currently outstanding and will only be issued at the election of the Noteholders. The actual market price at the time of the issuance of the PIK shares may vary substantially from the market price at the time that any of the Convertible Notes were issued.

Please be advised that there is no floating conversion rate for the Convertible Notes. Also, under U.S. GAAP, the total possible discount would be calculated based not on the total shares issuable upon conversion, but rather on the actual number of shares issued at the closing date. The discount has been recorded as a beneficial conversion feature in the financial statements of the Company.

We do not intend to include this additional disclosure in the amended Registration Statement because it is not material to an investment decision made by potential investors on the secondary market and may prove to be confusing or misleading to such investors.

Total Potential Profit from Other Securities

2.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliate of the selling stockholders, presented in a table with the following information disclosed separately:

-

market price per share of the underlying securities on the date of the sale of that other security;

-

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:  The following table contains the requested disclosure.

Name of Selling Stockholder and Type of Security	Market Price on Date of Sale of Securities	Exercise / Conversion Price	Total Shares Assuming all Securities Exercised/ Converted for Common Stock	Total Market Price	Combined Conversion Price	Total Possible Profit the Selling Stockholder Could Realize as a Result of Conversion/ Exercise Discount
	A	B	C	D (A x C)	E (B x C)	F (D - E)
Steven Rosdal Warrants	$1.63	$1.50	104,000	$169,520	$156,000	$13,520
Options	$1.36	$0.65	50,000	$68,000	$32,500	$35,500
TOTAL			154,000	$237,520	$156,000	$49,020

None of the other Selling Stockholders hold any other options, warrants, notes or other securities convertible into common stock of the Company.

We would be willing to include this information in the amended Registration Statement if the Staff deems it necessary, but respectfully question its relevance or materiality to investors on the secondary market.

Comparison of Issuer Proceeds to Potential Investor Profit

2.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the gross proceeds paid or payable to the issuer in the Note Financing;

•

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three;

•

the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comments four and five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment three and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment four divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:  We have provided the requested disclosure below.

Comparison of Issuer Proceeds to Potential Investor Profit

Gross Proceeds:
Convertible Notes	$ 2,233,519.00
Less Payments as Disclosed in Response to Comment Three:
Commission and Expenses	849,965.00
Net Proceeds to the Company:	$ 1,383,554.00
Total Possible Profit to Selling Stockholders
Total Possible Profit the Selling Stockholders Could Realize from Conversion Discount	729,791.06
Total Possible Profit the Selling Stockholders Could Realize from Other Securities of the Issuer	49,020.00
Total:	$ 778,811.06
Payments Made as a Percentage of Net Proceeds:	56.29%

Payments Made as a Percentage of Net Proceeds over Five-Year Term

Over the five-year term of the Convertible Notes, the payments made to selling stockholders will be equivalent to approximately 9.3419% of net proceeds.

Net Proceeds to the Company	9.3419% in Year One	9.3419% in Year Two	9.3419% in Year Three	9.3419% in Year Four	9.3419% in Year Five	Total over Five Years	Total Possible Profit to Selling Stockholders
$1,383,554.00	$129,250.23	$141,324.66	$154,527.07	$168,962.83	$184,747.17	$778,811.96	$778,811.06

We would prefer not to include this additional disclosure in the amended Registration Statement because we respectfully believe that there is a risk that providing such information may mislead potential investors regarding the value to the Company derived from the capital raised through the Note Financing, as it does not take into account the benefit to the Company of access to capital over the five-year term of the Convertible Notes. Furthermore, this information could prove misleading, as it would be impossible to take into account the price of the Company’s stock at the time the PIK Note are issued or when the Convertible Notes are converted.

Prior Transactions between the Issuer and the Selling Stockholders

2.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•

the market pries per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:  We have provided the requested disclosure below.

Selling Stockholder	Date of Transaction			Total Transaction Shares	% of Shares Issued or Issuable in Connection with Transaction
		# Shares of Class Prior to Issue				Market Price at
		Total	Held By Outsiders			Issue Date	Current
		A	B	C	D (B ÷ C)
Lighthouse Capital	1/16/2007	10,097,170	6,139,832	600,000(1)	9.78%	$0.96	$0.22
Steven Rosdal	3/5/2007	10,697,170	9,106,116	2,000,000(2)	21.96%	$1.63	$0.22
Lighthouse Capital Bridge Notes	1/11/2010	15,697,170	10,626,872	600,000(3)	5.65%	$0.15	$0.22
Lighthouse Capital Bridge Notes	1/23/2010	15,697,170	10,626,872	600,000(3)	5.65%	$0.12	$0.22
Richard Molinsky Bridge Notes	1/29/2010	15,697,170	10,626,872	333,333(3)	3.13%	0.16	$0.22

(1)

On December 18, 2006 the Company entered into an agreement with Lighthouse Capital for the referral of certain bridge lenders or other potential financing contacts to the Company. The term of the agreement was for a period of sixty days, and the Company agreed to pay a fee in the amount of 200,000 restricted shares of the Company’s common stock to the referral representative upon funding received from any one or more referrals in the total aggregate amount of $500,000. Between December 2006 and January 2007, Global Project Finance AG was referred by Lighthouse and loaned the Company an aggregate of $500,000, for which it received 400,000 shares of the Company’s common stock as a loan fee. At the same time, the Company issued 200,000 shares of common stock to Lighthouse pursuant to the agreement.

(2)

In March 2007, the Company completed the sale of two million units in a private placement transaction (the “PIPE Offering”) for gross proceeds of $2,000,000. The placement was sold to accredited individual and institutional investors under the exemption provided in Reg D of Rule 506 of the Securities Act. Each unit was comprised of one share and one half of a warrant to purchase a share of common stock at an exercise price of $1.50 per share. 200,000 units were purchased by SHR Family Partners, of which Mr.

Rosdal is the General Partner and owns a majority of its membership interests. For the purposes of this table, only the shares of common stock are included.

(3)

On January 11, 23 and 29, 2010, the Company issued Series A Convertible Promissory Notes (the “Bridge Notes”), in the principal amounts of $90,000, $90,000 and $50,000 ($230,000 in aggregate), in favor of two separate accredited investors, Lighthouse Capital LTD and Richard Molinsky. The Bridge Notes, which were scheduled to mature two years after issuance, accrued interest at the rate of ten percent (10%) per annum, and were convertible at any time into shares of the Company’s common stock at a rate of $0.15 per share. In March 2010, the Bridge Notes were converted into Convertible Notes. For the purposes of this table, the Bridge Notes are treated on an as-converted basis.

We would prefer not to include this additional disclosure in the amended Registration Statement because it is largely duplicative of disclosure already included in the Registration Statement, and by including this supplemental analysis we may give undue weight to calculations that are not necessarily material.

Comparison of Registered Shares to Outstanding Shares

2.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the Note Financing that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•

the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•

the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction,

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Shares
Number of shares held by outsiders prior to Issuance of Convertible Notes	10,343,482(1)
Shares registered for resale by selling stockholders in prior registration statements	— (2)
Shares registered for resale by selling stockholders or affiliates that continue to be held	—
Number of registered shares sold by selling stockholders or affiliates	—
Number of shares registered for resale of selling stockholders in current transactions	24,358,500

(1)

Based on 15,867,160 shares outstanding, minus 1,981,943 shares beneficially owned by officers, directors and other affiliates, but including 3,558,876 shares beneficially owned by Sanford D. Greenberg, who holds more than 10% of the Company’s total outstanding common stock.

(2)

On July 20, 2007, the Company’s registration statement on Form S-3, registering the resale of 1,300,000 shares of common stock by selling stockholders as well as 1,055,000 shares of common stock by the Company, was declared effective. However, none of the selling shareholders included in that registration statement participated in the Note Financing.

We would prefer not to include this additional disclosure in the amended Registration Statement because it is duplicative of disclosure already included in the Registration Statement or otherwise available through the Company’s public filings. However, we are willing to include the additional disclosure if the Staff feels that its inclusion would be beneficial to investors.

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Stockholders

2.

Please provide us, with a view toward disclosure in the prospectus, with the following information:

•

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether - based on information obtained from the selling stockholders - any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

-

the date on which each such selling stockholder entered into that short position; and

-

the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the Note Financing and the filing of the registration statement (e.g., before or after the announcement of the Note Financing, before the filing or after the filing of the registration statement, etc.).

Response:  This comment was addressed in our letter dated October 20, 2010.

Relationships Between the Issuer and the Selling Stockholders

2.

Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:  The only material relationships that have existed in the past three years between the Company and any of the selling stockholders (excluding JTF, who is no longer a selling stockholder) arose in connection with the Bridge Notes in January 2010, which, as discussed in the Registration Statement, were subsequently converted into Convertible Notes. The Company has not had any other relationships or arrangements with any of the other selling stockholders in the past three years. Thus, the Company makes the requested acknowledgements contained in the Staff’s letter.

We would prefer not to include additional disclosure in the amended Registration Statement with respect to this comment because it is duplicative of disclosure already included in the Registration Statement under “Certain Relationships and Related Transactions.”

The Method by which the Number of Registered Shares Was Determined

2.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:  For the purpose of the amended Registration Statement, the Company is electing (after deduction of the JTF Shares) to register (i) 15,127,218 shares issuable upon conversion of Convertible Notes outstanding as of the date of the Registration Statement and (ii) 9,231,282 PIK Shares that are potentially issuable in the future under PIK Notes that may be issued from time to time under the Convertible Notes.  The number of PIK Shares was determined by assuming that all interest payments under the Convertible Notes will be paid in PIK Notes and that all Convertible Notes and PIK Notes are held through and converted to Common Stock at maturity. The Company would like to register all PIK Shares at this time in order to limit the time, effort and expense that would be required to file a new registration statement with respect to such shares in the future. In addition, the Company determined that by ensuring that the PIK Shares are registered to the largest extent possible, holders of the Convertible Notes will feel comfortable accepting PIK Notes in lieu of cash interest payments, which is particularly important to the Company due to its current financial situation. The fee table reflects a total of 26,858,500 shares to be registered, which includes the JTF Shares. Please note that since the selling stockholders do not currently own all of the PIK Notes or, by extension, the PIK Shares, these shares are not reflected in the column titled “Number of shares held currently” in the section of the Registration Statement titled “Selling Securityholders,” and are only reflected in the column titled “Number of shares offered.”

We would prefer not to include this additional disclosure in the amended Registration Statement because it we believe this information has been adequately discussed in the Registration Statement.

Incorporation of Certain Information by Reference, page 55

3.

It appears that you may not be eligible to incorporate by reference pursuant to General Instruction VII of Form S-l because your stock may be considered a “penny stock” under Exchange Act Rule 3a5 1-1. Please provide us with the analysis underlying your conclusion that you are eligible to incorporate by reference, Alternatively, please revise your disclosure to include all required information that has been incorporated by reference into this registration statement.

Response:  All required information will be included in the next amendment to the Registration Statement and the reference to incorporation by reference will be removed.

* * *

1730 Blake Street, Suite 305, Denver, Colorado 80202

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 316-8577.

Very truly yours,

/s/John Pougnet

John Pougnet

Chief Financial Officer